March 16, 2021

Mr. Joel Parker

Office Chief

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: Boxabl Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed on February 26, 2021

File No. 024-11419

Dear Mr. Parker:

We acknowledge receipt of the comments in the letter dated March 12, 2021 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Draft Offering Statement of Boxabl Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Offering Statement on Form 1-A

General

1. We note your response to comments 1, 6, and 9. It appears the call right is still in the Stockholders Agreement, Section 4. Please provide an analysis as to whether the call option and the right to acquire shares in Section 3 of the agreement constitute a right to subscribe to or purchase a security.

The Company respectfully notes that the Amended Stockholders Agreement filed on February 26, 2021 no longer included the call right. The exhibit is available on EDGAR at the following hyperlink, https://www.sec.gov/Archives/edgar/data/1816937/000109690621000369/box_ex3z1.htm. In response to Comment #5 below, the Company has made an additional amendment to this agreement. The Second Amended Stockholders Agreement has been provided as an exhibit to this filing.

2. We note your response to comment 2 and reissue in part. Please advise whether, to date, you have accepted any investor money or accepted offers to buy your securities related to your appearance on the show.

The Company has not accepted any investor money or accepted offers to buy its securities related to the appearance on the show. The Company acknowledges that investors subscribing to its offering under Rule 506(c) of Regulation D may have seen the segment; the Company has complied with the requirements of that exemption.

3. We note your response to comment 3 and reissue. We note that Galiano Tiramani stated on “Meet The Drapers” Season 4 Episode 1 (www.meetthedrapers.com) that the company has a $10 million contract with the federal government to deliver 150 homes. Please revise to describe the material terms of the contract with the federal government in the offering statement and file the contract with the federal government as an exhibit to the Form 1-A. We note that you have not commenced significant operations yet, and therefore this contract is material to your operations. Additionally, please file the contract with ADS referenced on page 27. Please refer to Item 7(a)(2) and Item 17(6)(b) of Part II of Form 1-A. Further, we note you refer to having over a billion dollar in pre-orders. Please advise us of the basis for this statement.

As described in the offering circular, ADS, Inc. is the purchaser for a contract in which Casitas will be delivered to the federal government. ADS, Inc. expressed reluctance to allow the purchase orders to be included as exhibits, but due to the importance of the Company’s fundraising efforts, has allowed them to be included as new Exhibit 6.4. Further, the Company has amended its disclosure to provide additional information about the agreements.

Risk Factors, page 7

4. We note your response to comment 6 and reissue in part. We note that you have a number of risk factors which address the risks to investors from becoming stockholders under the Stockholders Agreement such as “By executing the subscription agreement in this offering, investors will join as Stockholders under our Stockholders Agreement” and "The Stockholders Agreement places limitations on the transferability of our securities." Please revise these risk factors to further clarify the risks to shareholders that result from joining the Stockholders Agreement.

The Company has amended its risk factors to further highlight the risks to shareholders from joining the Stockholders Agreement.

Stockholder’s Agreement, page 36

5. Additionally, please revise Stockholder’s Agreement on page 36 to clearly describe the material provisions applicable to investors, including the spousal consent in Section 8.19. As another example, Section 8.03 states that a purchaser who no longer retains an interest in the shares “shall cease to be a party to this Agreement and shall be relieved and have no further liability arising hereunder.” Please clarify what liability arises from a purchase of the securities.

We also note the spousal consent provision states that the spouse “acknowledges that he or she has read and understood the Agreement.” Please note that a shareholder should not be required to acknowledge he or she has read or “understands” all of the terms of the offering. Please refer to Securities Offering Reform Release No. 33-8591 (July 19 2005).

The Company has further amended its Stockholders Agreement to remove provisions requiring investors to represent that they have read or understood the provisions of the Stockholders Agreement. See, e.g., the revised Spousal Consent in Section 7.19 of that agreement. In addition, the Company has amended its disclosure to provide additional information regarding the terms of the Stockholders Agreement, including that once an investor is no longer a stockholder, they are no longer subject to any terms of the Stockholders Agreement.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Boxabl Inc. The Company would appreciate a prompt review of its filed amendment to its Offering Statement. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Paolo Tiramani

Chief Executive Officer

Boxabl Inc.